UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS CORPORATION

As at March 31, 2026 and December 31, 2025 and for the
three months ended March 31, 2026 and 2025

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	4	$4,524	$3,546
Financial assets	5	1,331	1,230
Accounts and other receivable, net	6	6,139	6,550
Inventory, net	7	2,651	2,562
Other assets	9	1,180	1,155
		15,825	15,043
Non-Current Assets
Financial assets	5	12,058	11,253
Accounts and other receivable, net	6	921	1,175
Other assets	9	922	877
Property, plant and equipment	10	11,244	11,013
Deferred income tax assets		2,069	2,083
Intangible assets	11	18,282	18,513
Equity accounted investments	13	2,481	2,494
Goodwill	12	13,254	13,310
		$77,056	$75,761
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$9,458	$7,630
Non-recourse borrowings in subsidiaries of the Corporation	16	1,618	1,352
		11,076	8,982
Non-Current Liabilities
Accounts payable and other	14	4,836	6,558
Corporate borrowings	16	1,485	1,325
Non-recourse borrowings in subsidiaries of the Corporation	16	41,651	41,072
Deferred income tax liabilities		2,488	2,513
		$61,536	$60,450
Equity
Class A shareholders (1)	19	$5,480	$5,451
Non-controlling interests attributable to:
Special shareholder (1)	19	—	—
Preferred securities	19	740	740
Interest of others in operating subsidiaries		9,300	9,120
		15,520	15,311
		$77,056	$75,761
_______________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per share amounts)	Notes	2026	2025
Revenues	22	$6,436	$6,749
Direct operating costs	21	(5,126)	(5,402)
General and administrative expenses		(296)	(311)
Interest income (expense), net		(766)	(770)
Equity accounted income (loss)	13	11	(8)
Impairment reversal (expense), net		5	—
Gain (loss) on dispositions, net	8	—	214
Other income (expense), net		24	(83)
Income (loss) before income tax		288	389
Income tax (expense) recovery
Current		(110)	(197)
Deferred		38	64
Net income (loss)		$216	$256
Attributable to:
Class A shareholders (1)	19	$40	$80
Non-controlling interests attributable to:
Special shareholder (1)	19	—	—
Preferred securities	19	13	13
Interest of others in operating subsidiaries		163	163
		$216	$256
Basic and diluted earnings (loss) per Class A share (1)	19	$0.19	$0.38
_______________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2026	2025
Net income (loss)		$216	$256
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		(23)	29
Insurance finance reserve	25	9	(12)
Foreign currency translation		30	275
Net investment and cash flow hedges	4	105	(129)
Equity accounted investments	13	(6)	5
Taxes on the above items		(22)	19
Reclassification to profit or loss		(5)	(6)
		88	181
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		1	(1)
Fair value through other comprehensive income		17	7
Taxes on the above items		—	(1)
		18	5
Total other comprehensive income (loss)		106	186
Comprehensive income (loss)		$322	$442
Attributable to:
Class A shareholders (1)		$96	$133
Non-controlling interests attributable to:
Special shareholder (1)		—	—
Preferred securities		13	13
Interest of others in operating subsidiaries		213	296
		$322	$442
______________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A shareholders (1)					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (2)	Total Class A shareholders	Special shareholder (1)	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2026	$3,765	$1,286	$603	$(203)	$5,451	$—	$740	$9,120	$15,311
Net income (loss)	—	40	—	—	40	—	13	163	216
Other comprehensive income (loss)	—	—	—	56	56	—	—	50	106
Total comprehensive income (loss)	—	40	—	56	96	—	13	213	322
Contributions	—	—	—	—	—	—	—	158	158
Distributions and capital paid (3)	—	(13)	—	—	(13)	—	(13)	(192)	(218)
Ownership changes and other	—	—	(8)	—	(8)	—	—	1	(7)
Share repurchases (3)	(46)	—	—	—	(46)	—	—	—	(46)
Balance as at March 31, 2026	$3,719	$1,313	$595	$(147)	$5,480	$—	$740	$9,300	$15,520
Balance as at January 1, 2025	3,989	1,458	328	(658)	5,117	—	740	11,451	17,308
Net income (loss)	—	80	—	—	80	—	13	163	256
Other comprehensive income (loss)	—	—	—	53	53	—		133	186
Total comprehensive income (loss)	—	80	—	53	133	—	13	296	442
Contributions	—	—	—	—	—	—	—	130	130
Distributions and capital paid (3)	—	(13)	—	—	(13)	—	(13)	(3,516)	(3,542)
Share repurchases (3)	(101)	—	—	—	(101)	—	—	—	(101)
Acquisition of interest (4)	—	—	—	—	—	—	—	618	618
Balance as at March 31, 2025	$3,888	$1,525	$328	$(605)	$5,136	$—	$740	$8,979	$14,855
_______________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
(2)See Note 20 for additional information.
(3)See Note 19 for additional information on distributions and share repurchases.
(4)See Note 3 for additional information.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2026	2025
Operating Activities
Net income (loss)		$216	$256
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	10	39
Impairment expense (reversal), net		(5)	—
Depreciation and amortization expense	21	760	730
(Gain) loss on dispositions, net	8	—	(214)
Provisions and other items		(61)	16
Deferred income tax expense (recovery)		(38)	(64)
Changes in non-cash working capital, net	24	(117)	52
Cash from (used in) operating activities		765	815
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the Corporation		3,907	7,845
Repayment of non-recourse subsidiary borrowings of the Corporation		(3,139)	(3,014)
Proceeds from corporate borrowings		180	270
Repayment of corporate borrowings		(20)	(1,400)
Proceeds from other financing		—	120
Repayment of other financing		(21)	(32)
Proceeds from (repayment of) other credit facilities, net		—	4
Lease liability repayment		(65)	(67)
Capital provided by others who have interests in operating subsidiaries	19	155	669
Repurchases of Class A shares	19	(46)	(101)
Distributions to Class A shareholders	19	(13)	(13)
Distributions to preferred securities holders	19	(13)	(13)
Distributions to Special shareholder	19	(95)	—
Distributions and capital paid to others who have interests in operating subsidiaries	19	(205)	(3,511)
Cash from (used in) financing activities		625	757
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(4)	(1,619)
Property, plant and equipment and intangible assets		(489)	(494)
Equity accounted investments		(2)	(15)
Financial assets and other		(673)	(792)
Dispositions
Subsidiaries, net of cash disposed	8	—	484
Property, plant and equipment and intangible assets		11	63
Financial assets and other		680	896
Net settlement of derivative assets and liabilities		22	(67)
Restricted cash and deposits		(10)	90
Cash from (used in) investing activities		(465)	(1,454)
Cash and cash equivalents
Change during the period		925	118
Impact of foreign exchange		53	88
Net change in cash classified within assets held for sale		—	(3)
Balance, beginning of year		3,546	3,239
Balance, end of period		$4,524	$3,442
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

NOTE 1. NATURE AND DESCRIPTION OF THE CORPORATION
(a)Brookfield Business Corporation
Brookfield Business Corporation and its subsidiaries (collectively, the “Corporation”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Corporation was incorporated under the Business Corporations Act (British Columbia) on October 10, 2025 under the name 1559985 B.C. Ltd. and changed its name to Brookfield Business Corporation on March 27, 2026. Brookfield Corporation (together with its controlled subsidiaries, excluding the Corporation, “Brookfield”) is the ultimate parent of the Corporation. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. The Corporation’s class A subordinate voting shares (“Class A Shares”) are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BBUC”. The Corporation’s head office is located at 225 Liberty Street, 8th Floor, New York, NY 10281-1048 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
The Corporation’s consolidated equity interests include newly issued publicly traded Class A Shares held by public shareholders and Brookfield Holders and newly issued class B multiple voting shares (“Class B Shares”) and newly issued non-voting incentive shares (“Special Shares”) held by Brookfield. Holders of the Class A Shares, Class B Shares, and Special Shares will be collectively referred to throughout as “Shareholders”, unless the context indicates or requires otherwise. Class A Shares, Class B Shares and Special Shares will be collectively referred to throughout as “Shares” unless the context indicates or requires otherwise.
The Corporation’s principal operations include business services operations such as a dealer software and technology services operation, non-bank financial services, a residential mortgage insurer and fleet management and car rental services. The Corporation’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The Corporation’s infrastructure services operations include modular building leasing services, a lottery services operation, offshore oil services and work access services. The Corporation’s operations are primarily located in the United States, Europe, Australia, Canada and Brazil.
(b)The Arrangement
On March 27, 2026, Brookfield Business Partners L.P. (“BBU”), Brookfield Business Holdings Corporation (“BBHC”, formerly Brookfield Business Corporation) and the Corporation completed a reorganization by way of a plan of arrangement under the laws of the Province of British Columbia (the “Arrangement”) to simplify BBU’s and BBHC’s corporate structure by replacing BBU and BBHC with a single publicly traded corporate entity. Pursuant to the Arrangement, (i) limited partnership units (“LP Units”) of BBU, the Corporation’s predecessor, class A exchangeable subordinate voting shares (“BBHC exchangeable shares”) of BBHC and redemption-exchange partnership units (“Redemption-Exchange Units”) of Brookfield Business L.P. (the “Holding LP”) were exchanged on a one-for-one basis for newly issued Class A Shares, (ii) general partnership units (“GP Units”) of BBU were exchanged for newly issued Class B Shares, and (iii) the special limited partnership units (“Special LP Units”) in the Holding LP were exchanged on a one-for-one basis for newly issued Special Shares. Following the completion of the Arrangement, BBU and BBHC became subsidiaries of the Corporation, were delisted, and ceased to be reporting issuers, with the Corporation succeeding BBU, its predecessor.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the Corporation have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies of BBU, the Corporation’s predecessor, applied in its annual consolidated financial statements as at and for the year ended December 31, 2025. The Corporation’s accounting policies are consistent with BBU’s historical accounting policies. The accounting policies BBU applied in its annual consolidated financial statements as at and for the year ended December 31, 2025 are disclosed in Note 2 of such BBU consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in BBU’s annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Historical financial information for periods prior to the completion of the Arrangement on March 27, 2026 relates to BBU, the Corporation’s predecessor, which became a subsidiary of the Corporation following the Arrangement. Accordingly, the interim financial statements as at December 31, 2025 and for the three months ended March 31, 2025 reflect the historical information of BBU. Certain comparative figures have been reclassified to conform to the current year's presentation of the Corporation's consolidated equity interests and net income attributable to common equity following completion of the Arrangement.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the Corporation and authorized for issue on May 11, 2026.
(b)Continuity of interests
As described in Note 1, the Corporation was established on October 10, 2025 and became the successor to BBU on March 27, 2026 following completion of the Arrangement. Brookfield directly controlled BBU and the Corporation prior to the Arrangement and continues to control the Corporation subsequent to the Arrangement through its interest in the Corporation’s Class A Shares and Class B Shares. As a result, the transfer of interests in BBU and BBHC to the Corporation pursuant to the Arrangement is a transaction between entities under common control, and has been reflected at the historical carrying values as previously reported by BBU, in accordance with the Corporation’s policy for such transactions. To reflect this continuity of interests and in line with the Corporation’s accounting policy, historical financial information presented for periods prior to the completion of the Arrangement has been retrospectively recast to reflect the net income, comprehensive income and equity attribution of the Corporation following the Arrangement.
(c)Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to BBU’s annual consolidated financial statements as at and for the year ended December 31, 2025. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in BBU’s annual consolidated financial statements as at and for the year ended December 31, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
(i)Impact of U.S. tax legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the Corporation’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The Corporation has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2026, the Corporation recorded a benefit of $241 million (March 31, 2025: $259 million).
(ii)Going concern
In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that cast significant doubt on the Corporation’s ability to continue as a going concern, management has made certain estimates and assumptions about future cash flows. These judgments considered various forward-looking factors, such as forecasted cash flows, access to financing and liquidity reserves, planned capital expenditures and debt repayment obligations. The assumptions underlying this assessment are based on actual operating results and the most relevant available information about the future, including the Corporation’s strategic initiatives and business plans and may be affected by market conditions, regulatory developments and macroeconomic risks.
(d)New accounting policies adopted
The Corporation has applied certain new and revised IFRS® Accounting Standards issued by the IASB that are effective for the period beginning on or after January 1, 2026.
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The Corporation adopted these amendments on January 1, 2026 and the adoption did not have a material impact on the Corporation’s unaudited interim condensed consolidated financial statements.
(e)Future changes in accounting policies
(i)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the Corporation.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the Corporation’s investees, the Corporation evaluates the degree of influence that the Corporation exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the Corporation has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The Corporation accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the three months ended March 31, 2026
There were no significant acquisitions during the three months ended March 31, 2026.
(b)Acquisitions completed in 2025
Industrials
Chemelex
On January 30, 2025, the Corporation, together with institutional partners, acquired a 100% economic interest in Chemelex, a leading manufacturer of electric heat tracing systems. Total consideration for the business was $1,656 million, funded with debt and equity. The Corporation received 100% of the voting rights, which provided the Corporation with control, and accordingly, the Corporation has consolidated the business for financial reporting purposes. The Corporation’s economic ownership interest in the business is 26%.
Goodwill of $673 million was recognized and represents the growth the Corporation expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Intangible assets of $804 million were acquired as part of the transaction, comprising customer relationships of $498 million, brand and trademarks of $198 million, and developed technology and software of $108 million. Other items include $115 million of property, plant and equipment, $109 million of inventory, and $45 million of net other liabilities. Transaction costs of approximately $34 million were recorded as other expenses in the consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Corporation looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2026:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$4,524	$4,524
Accounts and other receivable, net (current and non-current) (1)	—	—	7,060	7,060
Financial assets (current and non-current) (2) (3)	954	5,102	7,333	13,389
Total	$954	$5,102	$18,917	$24,973
Financial liabilities
Accounts payable and other (current and non-current) (2) (4)	$197	$67	$6,822	$7,086
Borrowings (current and non-current)	—	—	44,754	44,754
Total	$197	$67	$51,576	$51,840
____________________________________
(1)Includes a receivable of $1,594 million related to the tax benefits at the Corporation’s advanced energy storage operation. Refer to Note 2(c)(i) for additional details.
(2)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging activities in Note 4(a) below.
(3)FVOCI includes $543 million of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(4)Includes derivative liabilities, and excludes provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $7,208 million.
Included in cash and cash equivalents as at March 31, 2026 was $3,277 million of cash (December 31, 2025: $2,392 million) and $1,247 million of cash equivalents (December 31, 2025: $1,154 million).
Included in financial assets (current and non-current) as at March 31, 2026 was $1,003 million (December 31, 2025: $1,115 million) of equity instruments and $3,915 million (December 31, 2025: $3,865 million) of debt instruments designated and measured at fair value through other comprehensive income.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2025:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,546	$3,546
Accounts and other receivable, net (current and non-current) (1)	—	—	7,725	7,725
Financial assets (current and non-current) (2) (3)	879	5,072	6,532	12,483
Total	$879	$5,072	$17,803	$23,754
Financial liabilities
Accounts payable and other (2) (4)	$144	$57	$7,046	$7,247
Borrowings (current and non-current)	—	—	43,749	43,749
Total	$144	$57	$50,795	$50,996
____________________________________
(1)Includes a receivable of $2,412 million related to the tax benefits at the Corporation’s advanced energy storage operation. Refer to Note 2(c)(i) for additional details.
(2)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(3)FVOCI includes $584 million of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(4)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,941 million.
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The Corporation uses foreign exchange derivative contracts, currency options and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2026, a pre-tax net loss of $2 million (March 31, 2025: pre-tax net loss of $41 million) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2026, there was a derivative asset balance of $53 million (December 31, 2025: $34 million) and a derivative liability balance of $42 million (December 31, 2025: $14 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The Corporation uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. For the three months ended March 31, 2026, a pre-tax net gain of $107 million (March 31, 2025: pre-tax net loss of $88 million) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2026, there was a derivative asset balance of $131 million (December 31, 2025: $58 million) and derivative liability balance of $25 million (December 31, 2025: $43 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedges
The Corporation uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at March 31, 2026, there was a derivative asset balance of $35 million (December 31, 2025: $81 million) and derivative liability balance of $58 million (December 31, 2025: $76 million) relating to derivative contracts designated as fair value hedges.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $1,716 million (December 31, 2025: $1,578 million) of financial assets and $25 million (December 31, 2025: $25 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2026 and December 31, 2025:

	March 31, 2026			December 31, 2025
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares (1)	$32	$—	$693	$32	$—	$615
Corporate and government bonds	62	3,238	—	42	3,192	—
Derivative assets	—	320	—	—	230	—
Other financial assets (2)	35	653	1,023	211	666	963
	$129	$4,211	$1,716	$285	$4,088	$1,578
Financial liabilities
Derivative liabilities	$—	$231	$—	$—	$176	$—
Other financial liabilities	8	—	25	—	—	25
	$8	$231	$25	$—	$176	$25
____________________________________
(1)Level 3 common shares include $543 million (December 31, 2025: $584 million) of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(2)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily convertible preferred securities in the Corporation’s audience measurement operation and secured debentures.
There were no transfers between levels during the three months ended March 31, 2026.
The following table presents the change in the balance of financial assets classified as Level 3 for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Balance at beginning of period	$1,578	$993
Fair value change recorded in net income	46	22
Fair value change recorded in other comprehensive income	17	197
Additions	125	761
Disposals	(43)	(421)
Foreign currency translation and other	(7)	26
Balance at end of period	$1,716	$1,578

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The following table represents a component of the Level 3 financial asset balance, and presents the change in the balance of Level 3 financial asset equity instruments measured at fair value through other comprehensive income for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Balance at beginning of period	$958	$203
Fair value change recorded in other comprehensive income	17	195
Additions	75	689
Disposals	(43)	(140)
Foreign currency translation and other	(5)	11
Balance at end of period (1)	$1,002	$958
____________________________________
(1)Includes $543 million (December 31, 2025: $584 million) of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
There was no change in the balance of financial liabilities classified as Level 3 for the three-month period ended March 31, 2026 and the year ended December 31, 2025.
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Current
Marketable securities	$597	$544
Restricted cash	80	83
Derivative assets	175	95
Loans and notes receivable	344	328
Other financial assets (1)	135	180
Total current	$1,331	$1,230
Non-current
Marketable securities (2)	$3,193	$3,093
Restricted cash	78	68
Derivative assets	145	135
Loans and notes receivable (3)	6,609	5,774
Other financial assets (1)	2,033	2,183
Total non-current	$12,058	$11,253
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the Corporation’s residential mortgage insurer and convertible preferred shares held in the Corporation’s audience measurement operation.
(2)Marketable securities include $543 million (December 31, 2025: $584 million) of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
(3)Loans and notes receivable includes $5,944 million (December 31, 2025: $5,110 million) of mortgage receivables related to the Corporation’s Australian asset manager and lender.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Current, net	$6,139	$6,550
Non-current, net
Accounts receivable	95	397
Retainer on customer contract	60	58
Billing rights	766	720
Total non-current, net	$921	$1,175
Total (1)	$7,060	$7,725
_________________________________
(1)Includes a receivable of $1,594 million (December 31, 2025: $2,412 million) related to tax benefits at the Corporation’s advanced energy storage operation. Refer to Note 2(c)(i) for additional information.
Non-current billing rights represent unbilled rights from the Corporation’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The Corporation’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at March 31, 2026 was $51 million (December 31, 2025: $63 million).
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Raw materials and consumables	$800	$857
Work in progress	758	713
Finished goods and other (1)	1,093	992
Carrying amount of inventories	$2,651	$2,562
____________________________________
(1)Finished goods and other primarily comprises finished goods inventory at the Corporation’s advanced energy storage operation and engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)    Dispositions completed in the three months ended March 31, 2026
There were no significant dispositions during the three months ended March 31, 2026.
(b)    Dispositions completed in the three months ended March 31, 2025
Infrastructure services
Offshore oil services’ shuttle tanker operation
On January 16, 2025, the Corporation’s offshore oil services completed the sale of its shuttle tanker operation for consideration of $484 million, resulting in a net gain of $214 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on dispositions, net.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Current
Work in progress (1)	$94	$118
Prepayments and other assets	892	871
Assets held for sale	194	166
Total current	$1,180	$1,155
Non-current
Prepayments and other assets (2)	$922	$877
Total non-current	$922	$877
____________________________________
(1)See Note 15 for additional information.
(2)Includes finance lease receivables related to vessels at the Corporation’s offshore oil services.
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Gross carrying amount
Balance at beginning of period	$17,323	$19,118
Additions (cash and non-cash)	726	2,912
Dispositions (1)(2)	(315)	(5,586)
Acquisitions through business combinations	—	116
Assets reclassified as held for sale	(55)	(333)
Foreign currency translation and other	55	1,096
Balance at end of period	$17,734	$17,323
Accumulated depreciation and impairment
Balance at beginning of period	$(6,310)	$(5,886)
Depreciation/depletion/impairment expense	(354)	(1,445)
Dispositions (1)(2)	112	1,191
Assets reclassified as held for sale	48	142
Foreign currency translation and other	14	(312)
Balance at end of period	$(6,490)	$(6,310)
Net book value (3)	$11,244	$11,013
____________________________________
(1)The prior period includes the deconsolidation of the Corporation’s healthcare services operation.
(2)The prior period includes reclassification of $1,419 million from property, plant and equipment into finance lease receivables related to vessels at the Corporation’s offshore oil services.
(3)Includes right-of-use assets of $793 million as at March 31, 2026 (December 31, 2025: $767 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Gross carrying amount
Balance at beginning of period	$25,611	$23,749
Additions	87	369
Acquisitions through business combinations	—	807
Dispositions (1)	(73)	(195)
Assets reclassified as held for sale	—	(248)
Foreign currency translation	109	1,129
Balance at end of period	$25,734	$25,611
Accumulated amortization and impairment
Balance at beginning of period	$(7,098)	$(5,432)
Amortization and impairment expense	(409)	(1,608)
Dispositions (1)	71	108
Assets reclassified as held for sale	—	102
Foreign currency translation	(16)	(268)
Balance at end of period	$(7,452)	$(7,098)
Net book value	$18,282	$18,513
____________________________________
(1)The prior period includes the deconsolidation of the Corporation’s healthcare services operation.
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Balance at beginning of period	$13,310	$12,239
Acquisitions through business combinations (1)	(7)	736
Impairment (2)	—	(85)
Dispositions	—	(157)
Foreign currency translation	(49)	577
Balance at end of period	$13,254	$13,310
____________________________________
(1)See Note 3 for additional information.
(2)The prior period includes a goodwill impairment of $71 million at the Corporation’s solar power solutions for the year ended December 31, 2025.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the three-month period ended March 31, 2026 and the year ended December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Balance at beginning of period	$2,494	$2,325
Additions (cash and non-cash)	2	653
Dispositions	—	(159)
Share of net income (loss)	11	42
Share of other comprehensive income (loss)	(6)	12
Distributions received	(21)	(409)
Foreign currency translation and other	1	30
Balance at end of period	$2,481	$2,494
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Current
Accounts payable	$3,318	$3,456
Accrued and other liabilities (1)	4,628	2,683
Lease liabilities	212	213
Financial liabilities	231	163
Insurance liabilities	436	443
Work in progress (2)	350	359
Provisions and decommissioning liabilities	283	303
Liabilities associated with assets held for sale	—	10
Total current	$9,458	$7,630
Non-current
Accounts payable	$100	$110
Accrued and other liabilities (1)	1,818	3,536
Lease liabilities	636	611
Financial liabilities	132	127
Insurance liabilities	1,646	1,669
Work in progress (2)	35	33
Provisions and decommissioning liabilities	469	472
Total non-current	$4,836	$6,558
____________________________________
(1)Includes post-employment benefits of $188 million ($7 million current and $181 million non-current) as at March 31, 2026 and $194 million ($8 million current and $186 million non-current) as at December 31, 2025.
(2)See Note 15 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Contract costs incurred to date	$13,087	$12,361
Profit recognized to date	562	524
	$13,649	$12,885
Less: progress billings	(13,940)	(13,159)
Contract work in progress (liability)	$(291)	$(274)
Comprising:
Amounts due from customers – work in progress	$94	$118
Amounts due to customers – creditors	(385)	(392)
Net work in progress	$(291)	$(274)
NOTE 16. BORROWINGS
(a)Corporate borrowings
The Corporation has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the Corporation to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030. The balance drawn on the bilateral credit facilities, net of deferred financing costs, as at March 31, 2026 was $1,485 million (December 31, 2025: $1,325 million).
The Corporation had $1 billion available on its revolving acquisition credit facility with Brookfield (the “Brookfield Credit Agreement”) as at March 31, 2026. The credit facility is guaranteed by the Corporation. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the Corporation to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2031, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on May 7, 2027. As at March 31, 2026, the credit facility remained undrawn.
The Corporation is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at March 31, 2026, there were no funds on deposit from and/or placed with Brookfield (December 31, 2025: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the Corporation
Current and non-current non-recourse subsidiary borrowings of the Corporation as at March 31, 2026, net of deferred financing costs, premiums and discounts were $1,618 million and $41,651 million, respectively (December 31, 2025: $1,352 million and $41,072 million, respectively). Non-recourse borrowings in subsidiaries of the Corporation include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the Corporation’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the Corporation’s unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The Corporation has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements primarily comprise term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants.
The Corporation principally finances assets at the subsidiary level with debt that is non-recourse to both the Corporation and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the Corporation’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. As at March 31, 2026, the Corporation’s subsidiaries were in compliance with all material covenant requirements and the Corporation continues to work with its businesses to monitor performance against such covenant requirements.
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements. The ultimate parent of the Corporation is Brookfield Corporation. Other related parties of the Corporation include Brookfield Corporation’s subsidiaries, affiliates, and operating entities.
(a)Transactions with Brookfield
As at March 31, 2026, the Corporation had $1 billion available on its revolving acquisition credit facility with Brookfield and $nil was drawn (December 31, 2025: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the Corporation may place funds on deposit with the other, on terms approved by the independent directors of the Corporation, pursuant to deposit agreements entered into between Brookfield and the Corporation (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at March 31, 2026, the net deposit from and/or placed with Brookfield was $nil (December 31, 2025: $nil) and the Corporation incurred interest income (expense) of $nil for the three months ended March 31, 2026 (March 31, 2025: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), the Corporation and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) which are wholly-owned subsidiaries of Brookfield Asset Management, equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the Corporation, which is reflected within general and administrative expenses. For purposes of calculating the Base Management Fee, the total capitalization of the Corporation is equal to the quarterly volume-weighted average trading price of a Class A Share on the principal stock exchange for the Class A Shares (based on trading volumes) multiplied by the number of Class A Shares outstanding at the end of the quarter, plus the value of securities of the other Service Recipients that are not held by the Corporation, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The Base Management Fee for the three months ended March 31, 2026 was $29 million (March 31, 2025: $21 million).
In its capacity as the holder of the Special Shares, Brookfield is entitled to incentive dividends. The incentive dividend for the three months ended March 31, 2026 was $nil (March 31, 2025: $nil). Refer to Note 19 for further details.
An integral part of the Corporation’s strategy is to participate alongside institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the Corporation’s investment mandate. In the normal course of business, the Corporation and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the Corporation, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the Corporation’s best interests.
In addition, at the time of spin-off of BBU, the Corporation’s predecessor, from Brookfield in 2016, BBU entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify BBU for payments relating to such contracts.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
(i)    Redemption of units held in evergreen private equity fund
In July 2025, the Corporation sold a partial interest in three businesses to an evergreen private equity fund, managed by Brookfield Asset Management, in exchange for units in the fund with an initial redemption value of $688 million, representing an 8.6% discount to the net asset value of the interests sold. In the 18-month period following the initial closing of the evergreen private equity fund, the units are redeemable for cash at an 8.6% discount to their net asset value at the time of redemption. Any remaining units still outstanding after this 18-month period will be redeemable at their net asset value.
The units of the evergreen private equity fund received represent an investment in an equity instrument of the fund and are accounted for as a financial asset measured at FVOCI. For the three months ended March 31, 2026, the evergreen private equity fund partially redeemed units held by the Corporation for proceeds of $43 million. To date, the evergreen private equity fund has redeemed 19% of the units held by the Corporation for proceeds of $130 million. The fair value of the units remaining as at March 31, 2026 was $543 million.
(b)Other
In the normal course of operations, the Corporation’s residential mortgage insurer provides insurance policies to borrowers of the Corporation’s Canadian residential and multi-family mortgage lender at market rates. The Corporation’s residential mortgage insurer has provided the Corporation’s Canadian residential and multi-family mortgage lender with bulk insurance at market premiums. For the three months ended March 31, 2026, the total bulk insurance premiums received by the Corporation’s residential mortgage insurer were not material.
The following table summarizes revenues the Corporation has earned from transactions with related parties for the three month period ended March 31, 2026 and 2025:

		Three Months Ended March 31,
(US$ MILLIONS)	Related Parties	2026	2025
Revenues
	Brookfield Corporation (1)	$38	$44
	Joint ventures of operating subsidiaries (2)	172	192
	Associates of operating subsidiaries (3)	78	58
	Other	11	3
		$299	$297
____________________________________
(1)Includes revenues earned by the Corporation’s construction services from an affiliate of Brookfield Corporation.
(2)Includes revenues earned by the Corporation’s advanced energy storage operation from an associate.
(3)The Corporation corrected its comparative period disclosure for the three months ended March 31, 2025, to include revenue earned by the Corporation’s Australian asset manager and lender from an associate.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The following table summarizes balances with related parties as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	Related Parties	March 31, 2026	December 31, 2025
Financial assets	Brookfield Corporation (1)	$543	$584
	Associates of operating subsidiaries	108	63
		$651	$647
Accounts and other receivable, net
	Brookfield Corporation	$442	$445
	Joint ventures of operating subsidiaries	107	89
	Associates of operating subsidiaries	49	63
	Other	73	58
		$671	$655

Accounts payable and other	Brookfield Corporation (2)	$325	$330
Non-recourse borrowings in subsidiaries of the Corporation
	Brookfield Wealth Solutions	$84	84
	Associates of operating subsidiaries	368	348
		$452	$432

Interest of others in operating subsidiaries	Brookfield Wealth Solutions	$4	$4
____________________________________
(1)Includes the fair value of units in an evergreen private equity fund managed by Brookfield Asset Management.
(2)Includes $172 million related to a tax receivable agreement due to an affiliate of Brookfield Corporation by the Corporation’s advanced energy storage operation (December 31, 2025: $170 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The Corporation’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The Corporation selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the Corporation’s derivative financial instrument positions as at March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026		December 31, 2025
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$91	$(137)	$58	$(42)
Cross currency swaps	54	(71)	85	(81)
Interest rate derivatives	79	(15)	45	(46)
Commodities contracts	76	(8)	28	(7)
Currency option contracts	20	—	14	—
Total	$320	$(231)	$230	$(176)
Total current	$175	$(166)	$95	$(104)
Total non-current	$145	$(65)	$135	$(72)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 19. EQUITY
As at March 31, 2026, the Corporation’s consolidated equity interests include Class A Shares held by the public and Brookfield Holders and Class B Shares and Special Shares held by Brookfield, collectively, “Shares” or “Shareholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at March 31, 2026, Brookfield Holders owned approximately 69% of the Corporation.
As described in Note 1(b), pursuant to the Arrangement, LP Units, BBHC exchangeable shares and Redemption-Exchange Units in the Holding LP were exchanged on a one-for-one basis for Class A Shares, GP Units were exchanged for Class B Shares, and Special LP Units were exchanged for Special Shares. In line with the Corporation's accounting policy on continuity of interests as described in Note 2(b), for the periods prior to the completion of the Arrangement on March 27, 2026, Class A Shares reflect amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, Class B Shares reflect amounts previously attributable to GP Units, and Special Shares reflect amounts previously attributable to Special LP units.
For the three months ended March 31, 2026, the Corporation made distributions on the Class A Shares of $13 million, or $0.0625 per Share (March 31, 2025: $13 million or $0.0625 per Unit). For the three months ended March 31, 2026, the Corporation declared distributions on the perpetual preferred equity securities held by Brookfield of $13 million (March 31, 2025: $13 million). For the three months ended March 31, 2026, the Corporation made distributions to others who have interests in operating subsidiaries of $192 million (March 31, 2025: $3,516 million).
(a)Class A Shares
Class A Shares entitle the holders to receive dividends as declared by the Board and to vote on matters presented to shareholders. Holders of Class A Shares hold an aggregate voting interest of 25% in the Corporation.
The following table provides a continuity of Class A Shares outstanding for the three-month period ended March 31, 2026:

SHARES	Class A Shares(1)
Authorized and issued
Opening balance	—
Issuance of Class A Shares	207,007,465
Issued as at March 31, 2026	207,007,465
____________________________________
(1)Included in the Class A Shares that Brookfield Holders beneficially own as of March 31, 2026 are 53,651,499 Class A Shares (December 31, 2025: 53,651,499 Class A Shares) held by subsidiaries of Brookfield Wealth Solutions. Brookfield and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the securities held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation.
The weighted average number of Class A Shares outstanding for the three months ended March 31, 2026 was 207.9 million (March 31, 2025: 215.6 million).
Following the date of the Arrangement and up to March 31, 2026, the Corporation and Brookfield Corporation did not repurchase Class A Shares under the Corporation’s normal course issuer bid “NCIB”.
The following sections (a)(i)–(iii) provide additional details on LP Units, BBHC exchangeable shares and Redemption-Exchange Units for the period up until the completion of the Arrangement on March 27, 2026.
Basic and diluted earnings (loss) per Class A share is calculated by dividing net income allocable to Class A shareholders by the weighted-average number of Class A shares outstanding during the period. In line with the Corporation's accounting policy on continuity of interests as described in Note 2(b), historical financial information presented for periods prior to the completion of the Arrangement has been retrospectively recast to reflect the net income attribution of the Corporation following the Arrangement.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
(i)    LP Units

UNITS	LP Units
Authorized and issued
Opening balance	87,720,678
Repurchased and canceled	(499,420)
Exchanged into Class A Shares on March 27, 2026	(87,221,258)
Issued as at March 31, 2026	—
During the period up to and including the date of the Arrangement on March 27, 2026, BBU repurchased 499,420 LP Units and Brookfield Corporation purchased 98,088 LP Units, respectively, under BBU’s NCIB (March 31, 2025: 3,011,006 and nil, respectively).
(ii)    Redemption-Exchange Units

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	51,599,716
Exchanged into Class A Shares on March 27, 2026	(51,599,716)
Issued as at March 31, 2026	—
(iii)    BBHC exchangeable shares

SHARES	BBHC exchangeable shares
Authorized and issued
Opening balance	69,077,731
Repurchased and canceled	(891,240)
Exchanged into Class A Shares on March 27, 2026	(68,186,491)
Issued as at March 31, 2026	—
During the period up until the completion of the Arrangement on March 27, 2026, no BBHC exchangeable shares were exchanged into LP Units (March 31, 2025: 154).
During the period up to and including the date of the Arrangement on March 27, 2026, BBHC repurchased 891,240 BBHC exchangeable shares and Brookfield Corporation purchased 98,336 BBHC exchangeable shares, respectively, under BBHC’s NCIB (March 31, 2025: 1,260,225 and nil, respectively).
(b)Class B Shares held by Brookfield
Class B Shares entitle the holders to receive dividends as declared by the Board and to vote on matters presented to shareholders. Holders of the Class B Shares hold an aggregate 75% voting interest in the Corporation.
Pursuant to the Arrangement, GP Units held by Brookfield were exchanged for Class B Shares. Refer to Note 19(b)(i) for additional details regarding the GP Units. The Class B Shares are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
The following table provides a continuity of Class B Shares outstanding for the three-month period ended March 31, 2026:

SHARES	Class B Shares held by Brookfield
Authorized and issued
Opening balance	—
Issuance of Class B Shares	4
Issued as at March 31, 2026	4
The weighted average number of Class B Shares outstanding for the three months ended March 31, 2026 was 4 (March 31, 2025: 4).
The following section (b)(i) provides additional details on GP Units for the period up until the completion of the Arrangement on March 27, 2026.
(i)    GP Units

UNITS	GP Units
Authorized and issued
Opening balance	4
Exchanged into Class B Shares on March 27, 2026	(4)
Issued as at March 31, 2026	—
(c)Special Shares held by Brookfield
Pursuant to the Arrangement, the Special LP Units in the Holding LP were exchanged on a one-for-one basis for Special Shares. Refer to Note 19(c)(i) for additional details on Special LP Units.
The following table provides a continuity of Special Shares outstanding for the three-month period ended March 31, 2026:

SHARES	Special Shares held by Brookfield
Authorized and issued
Opening balance	—
Issuance of Special Shares	4
Issued as at March 31, 2026	4
The weighted average number of Special Shares outstanding for the three months ended March 31, 2026 was 4 (March 31, 2025: 4).
In its capacity as the holder of the Special Shares, the special shareholder is entitled to incentive dividends which are calculated as 20% of the increase in the market value of the Class A Shares over an initial threshold based on the volume-weighted average price of the Class A Shares, subject to a high-water mark.
During the three months ended March 31, 2026, the volume-weighted average price per Class A Share was $33.80, which was below the current incentive dividend threshold of $33.81 per Class A Share, resulting in no incentive dividend declared during the period (March 31, 2025: $nil).
The following section (c)(i) provides additional details on Special LP Units for the period up until the completion of the Arrangement on March 27, 2026.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
(i)    Special LP Units held by Brookfield

UNITS	Special LP Units held by Brookfield
Authorized and issued
Opening balance	4
Exchanged into Special Shares on March 27, 2026	(4)
Issued as at March 31, 2026	—
(d)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at March 31, 2026	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the Corporation. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the Board of Directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The Corporation is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”) and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
Brookfield has a commitment agreement with the Corporation to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the Corporation. The preferred securities are redeemable at the option of Brookfield to the extent the Corporation completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the Corporation has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of March 31, 2026, the amount subscribed from the Corporation was $725 million with an annual dividend of 7% (December 31, 2025: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Class A Shareholders
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to shareholders for the three months ended March 31, 2026 and 2025.
In line with the Corporation's accounting policy on continuity of interests as described in Note 2(b), for the periods prior to the completion of the Arrangement on March 27, 2026, the following tables reflect amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2026	$(656)	$281	$172	$(203)
Other comprehensive income (loss)	23	8	25	56
Balance as at March 31, 2026	$(633)	$289	$197	$(147)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2025	$(984)	$62	$264	$(658)
Other comprehensive income (loss)	92	13	(52)	53
Balance as at March 31, 2025	$(892)	$75	$212	$(605)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.
NOTE 21. DIRECT OPERATING COSTS
The Corporation has no key employees or directors and does not remunerate key management personnel. Key decision makers of the Corporation are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three months ended March 31, 2026 and 2025.

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Inventory costs	$2,182	$2,194
Subcontractor and consultant costs	648	735
Concession construction materials and labor costs	48	36
Depreciation and amortization expense	760	730
Compensation	701	944
Other direct costs	787	763
Total	$5,126	$5,402
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
During the three months ended March 31, 2026, the Corporation recorded a reduction in inventory costs of $241 million (March 31, 2025: $259 million) related to tax benefits recognized. Refer to Note 2(c)(i) for additional details.
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the Corporation’s segment revenues by type of revenue for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$1,580	$490	$3,635	$5,705
Other revenues	466	265	—	731
Total revenues	$2,046	$755	$3,635	$6,436

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$2,065	$470	$3,522	$6,057
Other revenues	427	261	4	692
Total revenues	$2,492	$731	$3,526	$6,749
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the Corporation’s segment revenues by timing of revenue recognition for total revenues from contracts with customers for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$179	$171	$3,536	$3,886
Services transferred over a period of time	1,401	319	99	1,819
Total revenues from contracts with customers	$1,580	$490	$3,635	$5,705

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$602	$163	$3,437	$4,202
Services transferred over a period of time	1,463	307	85	1,855
Total revenues from contracts with customers	$2,065	$470	$3,522	$6,057
(c)Revenues by geography
The tables below summarize the Corporation’s segment revenues by geography for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31, 2026
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$409	$194	$1,462	$2,065
Europe	—	127	920	1,047
Brazil	266	6	330	602
Australia	519	49	24	592
United Kingdom	284	75	76	435
Mexico	—	—	315	315
Canada	99	10	141	250
Other	3	29	367	399
Total revenues from contracts with customers	$1,580	$490	$3,635	$5,705
Other revenues	466	265	—	731
Total revenues	$2,046	$755	$3,635	$6,436

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States	$411	$182	$1,485	$2,078
Europe	—	127	868	995
Brazil	208	9	279	496
Australia	1,045	41	27	1,113
United Kingdom	312	73	74	459
Mexico	—	—	287	287
Canada	79	12	139	230
Other	10	26	363	399
Total revenues from contracts with customers	$2,065	$470	$3,522	$6,057
Other revenues	427	261	4	692
Total revenues	$2,492	$731	$3,526	$6,749

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 23. SEGMENT INFORMATION
The Corporation’s operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the Corporation’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the Corporation’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The Corporation’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the Corporation determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the Corporation’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the Corporation’s operations and that are one-time or non-recurring and not directly tied to the Corporation’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the Corporation’s operations.
Other income (expense), net in the Corporation’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, employee incentive payments linked to the realization of value at the Corporation’s operations, non-recurring and one-time provisions that may occur from time to time at one of the Corporation’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the Corporation’s economic ownership interest that are considered by the Corporation when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on dispositions, net in Adjusted EFO reflects the Corporation’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in the unaudited interim condensed consolidated statements of operating results that are considered by the Corporation when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on dispositions, net recorded in equity in Adjusted EFO corresponds to the Corporation’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the Corporation retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the Corporation’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the Corporation’s economic ownership interest in its consolidated results to the Corporation’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

	Three Months Ended March 31, 2026
	Total attributable to Shareholders (1)					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (2)
Revenues	$1,172	$232	$958	$—	$2,362	$4,074	$6,436
Direct operating costs (3)	(971)	(147)	(638)	(2)	(1,758)	(2,608)	(4,366)
General and administrative expenses	(26)	(23)	(26)	(34)	(109)	(187)	(296)
Gain (loss) on dispositions, net	—	(1)	—	—	(1)	—	(1)
Gain (loss) on dispositions, net recorded in equity	9	—	9	(1)	17	—	17
Other income (expense), net (4)	(2)	—	—	—	(2)	(3)	(5)
Interest income (expense), net	(59)	(48)	(97)	(24)	(228)	(538)	(766)
Current income tax (expense) recovery	(14)	(4)	(14)	—	(32)	(78)	(110)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (5)	16	13	14	—	43	45	88
Adjusted EFO	125	22	206	(74)	279
Depreciation and amortization expense (3) (6)					(216)	(544)	(760)
Impairment reversal (expense), net					2	3	5
Gain (loss) on dispositions, net					1	—	1
Gain (loss) on dispositions, net recorded in equity					(17)	—	(17)
Other income (expense), net (4)					21	8	29
Deferred income tax (expense) recovery					16	22	38
Non-cash items attributable to equity accounted investments (5)					(46)	(31)	(77)
Net income (loss)					$40	$176	$216
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, amounts previously attributable to GP Units, which were exchanged for Class B Shares, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
(2)Adjusted EFO and net income (loss) attributable to Shareholders include Adjusted EFO and net income (loss) attributable to Class A shareholders, Class B shareholders and Special shareholder.
(3)The sum of these amounts equates to direct operating costs of $5,126 million as per the unaudited interim condensed consolidated statements of operating results.
(4)The sum of these amounts equates to other income (expense), net of $24 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the Corporation’s economic ownership interest of $(2) million is included in Adjusted EFO. Other income (expense), net at the Corporation’s economic ownership interest that is excluded from Adjusted EFO of $21 million includes $44 million of unrealized net revaluation gains, $16 million of gains on debt modification and extinguishment, $14 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, and $21 million of other expenses.
(5)The sum of these amounts equates to equity accounted income (loss), net of $11 million as per the unaudited interim condensed consolidated statements of operating results.
(6)For the three months ended March 31, 2026, depreciation and amortization expense by segment is as follows: business services $192 million, infrastructure services $178 million, industrials $390 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

	Three Months Ended March 31, 2025
	Total attributable to Shareholders (1)					Attributable to non-controlling interests	As per Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total (2)
Revenues	$1,401	$234	$983	$—	$2,618	$4,131	$6,749
Direct operating costs (3)	(1,181)	(142)	(662)	(3)	(1,988)	(2,684)	(4,672)
General and administrative expenses	(31)	(21)	(32)	(27)	(111)	(200)	(311)
Gain (loss) on dispositions, net (4)	—	114	—	—	114	100	214
Other income (expense), net (5)	2	20	(4)	—	18	1	19
Interest income (expense), net	(67)	(47)	(107)	(25)	(246)	(524)	(770)
Current income tax (expense) recovery	(18)	(6)	(58)	—	(82)	(115)	(197)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (6)	11	14	10	—	35	38	73
Adjusted EFO	117	166	130	(68)	345
Depreciation and amortization expense (3) (7)					(220)	(510)	(730)
Other income (expense), net (5)					(13)	(89)	(102)
Deferred income tax (expense) recovery					22	42	64
Non-cash items attributable to equity accounted investments (6)					(54)	(27)	(81)
Net income (loss)					$80	$176	$256
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, amounts previously attributable to GP Units, which were exchanged for Class B Shares, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis. See Note 2(b) for additional information.
(2)Adjusted EFO and net income (loss) attributable to Shareholders include Adjusted EFO and net income (loss) attributable to Class A shareholders, Class B shareholders and Special shareholder.
(3)The sum of these amounts equates to direct operating costs of $5,402 million as per the unaudited interim condensed consolidated statements of operating results.
(4)Gain (loss) on dispositions, net recorded in Adjusted EFO of $114 million represents the Corporation’s economic ownership interest in net gain related to the disposition of the Corporation’s offshore oil services’ shuttle tanker operation.
(5)The sum of these amounts equates to other income (expense), net of $(83) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the Corporation’s economic ownership interest that is included in Adjusted EFO of $18 million includes $19 million of realized gain relating to upgrades completed for customers on certain vessels at the Corporation’s offshore oil services and $1 million of other expenses. Other income (expense), net at the Corporation’s economic ownership interest that is excluded from Adjusted EFO of $(13) million includes $48 million of unrealized gains recorded on reclassification of property, plant and equipment to finance leases at the Corporation’s offshore oil services, $22 million of business separation expenses, stand-up costs and restructuring charges, $20 million of net revaluation losses, $9 million of transaction costs, $2 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations and $8 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $(8) million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended March 31, 2025, depreciation and amortization expense by segment is as follows: business services $222 million, infrastructure services $165 million, industrials $343 million and corporate $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the Corporation’s assets by reportable operating segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Business services	$29,715	$28,578
Infrastructure services	16,341	16,270
Industrials	30,052	29,914
Corporate (1)	948	999
Total	$77,056	$75,761
____________________________________
(1)As at March 31, 2026, corporate segment’s assets included $543 million (December 31, 2025: $584 million) of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) for additional information.
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Net interest paid (received)	$581	$528
Net income taxes paid (received)	108	140
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Accounts and other receivable	$(81)	$54
Inventory	(103)	(181)
Other assets	(89)	(64)
Accounts payable and other	156	243
Changes in non-cash working capital, net	$(117)	$52

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from the opening to the closing balances of the insurance liabilities related to the Corporation’s insurance contracts from its residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2026	$478	$559	$1,075	$2,112
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(93)	(93)
Change in risk adjustment recognized for the risk expired	—	(20)	—	(20)
Experience adjustments	(1)	—	—	(1)
Changes that relate to future service:
Contracts initially recognized in the period	(90)	25	65	—
Changes in estimates that adjust the contractual service margin	2	(18)	16	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	1	1	—	2
Insurance finance income/(expenses)	—	1	9	10
Foreign currency translation	(6)	(8)	(15)	(29)
	(94)	(19)	(18)	(131)
Cash flows:
Premiums received	128	—	—	128
Claims and other insurance service expenses paid	(11)	—	—	(11)
Insurance acquisition cash flows	(16)	—	—	(16)
Insurance liabilities, as at March 31, 2026	$485	$540	$1,057	$2,082

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2026 and December 31, 2025 and
for the three months ended March 31, 2026 and 2025

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2025	$381	$446	$998	$1,825
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(99)	(99)
Change in risk adjustment recognized for the risk expired	—	(15)	—	(15)
Experience adjustments	1	—	—	1
Changes that relate to future service:
Contracts initially recognized in the period	(78)	23	55	—
Changes in estimates that adjust the contractual service margin	(8)	(24)	32	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(5)	—	—	(5)
Insurance finance income/(expenses)	9	10	8	27
Foreign currency translation	(1)	(1)	—	(2)
	(82)	(7)	(4)	(93)
Cash flows:
Premiums received	113	—	—	113
Claims and other insurance service expenses paid	(10)	—	—	(10)
Insurance acquisition cash flows	(14)	—	—	(14)
Insurance liabilities, as at March 31, 2025	$388	$439	$994	$1,821
NOTE 26. SUBSEQUENT EVENTS
(a)Acquisition of Fosber
On April 9, 2026, the Corporation, together with institutional partners, completed the previously announced acquisition of Fosber, a global leader in advanced machinery and services for the corrugated packaging industry, for total consideration of approximately $950 million. The transaction was funded with debt and equity, of which the Corporation’s share of equity was $173 million for a 37% economic ownership interest in the business. The Corporation expects to account for its interest as an equity accounted investment.
(b)Dividend
On May 7, 2026, the Board of Directors declared a quarterly dividend in the amount of $0.0625 per Class A Share, payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Corporation and its subsidiaries (collectively, the “Corporation”, or “we”, or “our”), covers the financial position of the Corporation as at March 31, 2026 and December 31, 2025, and results of operations for the three months ended March 31, 2026 and 2025. Historical financial information for periods prior to the completion of the reorganization completed by way of a plan of arrangement under the laws of the Province of British Columbia (the "Arrangement") on March 27, 2026 relates to Brookfield Business Partners L.P. (“BBU”), the Corporation’s predecessor, which became a subsidiary of the Corporation pursuant to the Arrangement. Accordingly, the financial position as at December 31, 2025 and results of operations for the three months ended March 31, 2025 presented within this MD&A reflect the historical financial information of BBU. Brookfield Corporation (together with its controlled subsidiaries, excluding the Corporation, referred to as “Brookfield”) is the ultimate parent of the Corporation. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. and their related parties. The information in this MD&A should be read in conjunction with the interim financial statements as at March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of May 11, 2026. Additional information relating to the Corporation can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes to our credit ratings;
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•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies as well as foreign trade policies and tariffs;
•technological change;
•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•we do not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our class A subordinate voting shares (“Class A Shares”) may be volatile;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company may change without shareholder consent;
•Brookfield may increase its ownership in our company;
•none of British Columbia corporate law, our Master Services Agreement or our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders;
•conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•we may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with businesses managed pursuant to an information barrier;
•our company is a holding entity that relies on its subsidiaries, including BBU and Brookfield Business L.P. (the “Holding LP”), to provide us with the funds necessary to pay dividends and meet our financial obligations;
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•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the Class A Shares;
•limits on shareholders’ ability to obtain favorable judicial forum for disputes related to the company or to enforce judgments against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2025 (our “2025 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2025 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our Corporation to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
Continuity of Interests
On March 27, 2026, BBU, Brookfield Business Holdings Corporation (“BBHC”, formerly Brookfield Business Corporation) and the Corporation completed the Arrangement to simplify BBU’s and BBHC's corporate structure by replacing BBU and BBHC with a single publicly traded corporate entity. Pursuant to the Arrangement, (i) limited partnership units (“LP Units”) of BBU, class A exchangeable subordinate voting shares (“BBHC exchangeable shares”) of BBHC and redemption-exchange partnership units (“Redemption-Exchange Units”) of the Holding LP were exchanged on a one-for-one basis for newly issued Class A Shares, (ii) general partnership units (“GP Units”) of BBU were exchanged for newly issued class B multiple voting shares (“Class B Shares”), and (iii) the special limited partnership units (“Special LP Units”) of the Holding LP were exchanged on a one-for-one basis for newly issued non-voting incentive shares (“Special Shares”). Following the completion of the Arrangement, BBU and BBHC became subsidiaries of the Corporation, were delisted, and ceased to be reporting issuers, with the Corporation succeeding BBU, its predecessor.
Brookfield directly controlled BBU and the Corporation prior to the Arrangement and continues to control the Corporation subsequent to the Arrangement through its interest in the Corporation’s Class A Shares and Class B Shares. As a result, the transfer of interests in BBU and BBHC to the Corporation pursuant to the Arrangement is a transaction between entities under common control, and has been reflected at the historical carrying values as previously reported by BBU, in accordance with the Corporation’s policy for such transactions.

To reflect this continuity of interests and in line with the Corporation’s accounting policy, historical financial information presented for periods prior to the completion of the Arrangement has been retrospectively recast to reflect the net income, comprehensive income, and equity attribution of the Corporation following the Arrangement.
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Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the Corporation, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies of BBU, the Corporation’s predecessor, applied in its annual consolidated financial statements as at and for the year ended December 31, 2025. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Corporation and its consolidated subsidiaries, which are the entities over which the Corporation has control. Certain comparative figures have been reclassified to conform to the current year's presentation of the Corporation's consolidated equity interests and net income attributable to common equity following completion of the Arrangement.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate.
The Corporation’s consolidated equity interests include Class A Shares held by public shareholders and Brookfield Holders, Class B Shares held by Brookfield, and Special Shares held by Brookfield. Holders of the Class A Shares, Class B Shares and Special Shares will be collectively referred to throughout as “Shareholders” unless the context indicates or requires otherwise. Class A Shares, Class B Shares and Special Shares will be collectively referred to throughout as “Shares”, or as “per Share”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable measure prepared using IFRS® Accounting Standards. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our dealer software and technology services operation, non-bank financial services operations, residential mortgage insurer, fleet management and car rental services, construction operation and other operations.
ii.Our infrastructure services segment includes our modular building leasing services, lottery services operation, offshore oil services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation, electric heat tracing systems manufacturer and other operations.
iv.Our corporate segment includes corporate cash and liquidity management, as well as activities related to the management of the Corporation’s relationship with Brookfield.
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The following tables provide a breakdown of total assets of $77.1 billion as at March 31, 2026 and revenues of $6.4 billion for the three months ended March 31, 2026 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2026	March 31, 2026
Business services	$29,715	$2,046
Infrastructure services	16,341	755
Industrials	30,052	3,635
Corporate (1)	948	—
Total	$77,056	$6,436
_______________________________
(1)As at March 31, 2026, the corporate segment’s assets included $543 million of units in an evergreen private equity fund managed by Brookfield Asset Management. Refer to Note 17(a)(i) of the unaudited interim condensed consolidated financial statements for additional information.

Regions	Assets	Revenues
	As at	For the Three Months Ended
(US$ MILLIONS)	March 31, 2026	March 31, 2026
United States	$26,422	$2,065
Europe	12,014	1,225
Australia	9,327	717
Brazil	8,822	696
Canada	7,805	482
Mexico	3,126	315
United Kingdom	2,917	482
Other	6,623	454
Total	$77,056	$6,436
Business services
Our business services segment includes our (i) dealer software and technology services operation, (ii) non-bank financial services operations, (iii) residential mortgage insurer, (iv) fleet management and car rental services, (v) construction operation, and (vi) other operations.
Dealer software and technology services operation
Our dealer software and technology services operation provides mission-critical enterprise resource planning (“ERP”) software to automotive dealerships and original equipment manufacturers (“OEMs”), delivering high value technology solutions to its customers. The company’s cloud-based software enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications serving as the system of record and tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
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Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending and small business loans. We cater to over 166,000 customers and help them either secure commercial vehicle financing or get loans to grow their small businesses. With a pan-India distribution network of 455 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country. The company is expanding its secured micro-enterprise lending, targeting an adjacent customer segment of individual small-scale entrepreneurs.
Our Australian asset manager and lender provides credit and investment solutions to over 28,000 borrowers and over 124,000 investors. The business plays an important role in providing unique fixed-income investment solutions to Australians approaching retirement or in retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-to-medium sized business owners.
As described below under “Recent Developments in Our Business”, on April 17, 2026, we reached an agreement to sell a 27% interest in our Australian asset manager and lender. The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory approvals.
Our Canadian residential and multi-family mortgage lender is a leading essential service provider to the Canadian housing market, playing a critical role in the origination, underwriting, and servicing of single-family prime residential and multi-family mortgages. The business has a resilient financial profile supported by recurring and predictable revenues from its base of mortgages under administration. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.

Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.

The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 113,000 vehicles.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. To mitigate risk, contracts are generally procured using a two-stage approach, which includes early engagement during the design phase prior to the execution of the main contract. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, health, tourism and leisure, social infrastructure, education, data center, retail and mixed-use properties.

We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and
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costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Other
Our payment processing services operation is a leading provider of payment solutions in the Middle East and Africa. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions. We have accounted for our interest in the underlying business as an equity accounted investment.
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers. We have accounted for our investment as a financial asset.
Our real estate services operation provides services to more than 20,000 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 200,000 appraisals and valuations per year. We have accounted for our investment as an equity accounted investment.

Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that incorporates leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Infrastructure services
Our infrastructure services segment includes our (i) modular building leasing services, (ii) lottery services operation, (iii) offshore oil services and (iv) work access services.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 320,000 modular units across 23 countries, our operations service more than 53,000 customers through an established network of 152 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government sponsored iLottery programs.
Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate floating production storage and offloading units (“FPSO”) and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom) and Brazil.
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As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On September 1, 2025, our offshore oil services operation entered into an agreement to sell its FPSO operation. The sale is expected to close in 2026. As at March 31, 2026, our offshore oil services’ FPSO operation did not meet the criteria to be presented as a disposal group held for sale in the unaudited interim condensed consolidated financial statements due to substantive closing conditions which remain outstanding.
Work access services
Our work access services is a leading global provider of scaffolding and related services to industrial and commercial markets, serving more than 27,000 customers across 25 countries. The platform’s scale, global footprint, and reputation for engineering innovation and productivity represent meaningful competitive advantages in a highly fragmented industry. Our solutions support a broad range of critical infrastructure ranging from refineries and petrochemical plants to commercial buildings, data centers, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our customers’ mission-critical assets. Our work access services has pursued a disciplined growth strategy combining organic initiatives with targeted acquisitions. Under our ownership, we have completed ten acquisitions spanning multi-craft services, European and North American scaffolding providers, and complementary specialty services such as industrial coatings, cathodic protection, and insulation. Collectively, these initiatives have expanded the platform’s service capabilities, enhanced geographic reach, and strengthened its position as a scaled, diversified partner to global infrastructure customers. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation, (iv) electric heat tracing systems manufacturer and (v) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 18,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operation power internal combustion, hybrid and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced energy storage solutions across a chemistry‑agnostic portfolio, including enhanced flooded and absorbent glass mat batteries, as well as emerging lithium, sodium‑ion, and supercapacitor technologies. These solutions support the growing electrification and digitalization of vehicles by delivering the energy density, reliability, and durability required for next‑generation platforms, including hybrid and electric vehicles, and for increasingly critical onboard systems such as advanced safety features, connectivity, and backup power.

Our advanced energy storage operation distributes products primarily to aftermarket retailers and OEMs. Approximately 80% of sales volume is generated through the stable aftermarket channel, providing a recurring revenue base driven by repeat battery replacements over the life of each vehicle and longstanding relationships with large aftermarket customers. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles.

On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the Corporation’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The Corporation has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2026, the Corporation recorded a benefit of $241 million (March 31, 2025:$259 million).
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On March 24, 2026, our advanced energy storage operation received a cash refund of $1,044 million relating to tax benefits recorded in its fiscal 2025 results. The proceeds will support the execution of its planned multi-billion-dollar investment program in the U.S. designed to further strengthen domestic capabilities. These investments will improve product mix, reinforce supply-chain resilience, and position the business to meet growing demand for advanced energy storage solutions across transportation and adjacent end markets. As at March 31, 2026, $1,594 million of cumulative tax benefits were recorded in the unaudited interim condensed consolidated statements of financial position, included within accounts and other receivable, net.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 95,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
Electric heat tracing systems manufacturer
Our electric heat tracing systems manufacturer is a leading provider of electric heat management solutions primarily for the industrial, commercial and residential end markets. Our core products include electric heat tracing systems, electric floor heating, fire-rated wiring and leak detection solutions, supported by engineering and maintenance services. We operate 18 facilities across 12 countries, selling our products to over 3,000 customers globally. The business has a strong market position and generates a majority of its revenues from durable aftermarket replacement demand across a large customer installed base.
Other
Our Canadian natural gas production operation produces approximately 33,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our specialty consumables and equipment manufacturing operation is a leading manufacturer and distributor of specialty consumables products serving diagnostics, environmental and life sciences labs, as well as research markets. The business manufactures and sells essential products that support the accuracy and repeatability of workflows in research and labs and benefits from a diverse and long-term customer base of over 50,000 customers, which supports its strong cash flow generation. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Our returnable plastic packaging operation is a leading North American and European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its solid reputation for product innovation. We operate in an attractive segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. We have accounted for our investment as an equity accounted investment.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 30 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Our solar power solutions provider is a distributor of solar power solutions for the distributed generation market in Brazil.
Corporate
Corporate includes corporate cash and liquidity management, as well as activities related to the management of the Corporation’s relationship with Brookfield.
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Overview of Our Business
Our company is a Canadian corporation incorporated under the laws of British Columbia. The Corporation was established by Brookfield to be its flagship public vehicle for its business services and industrial operations. Our operations are primarily located in the United States, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The Corporation’s goal is to generate returns to Shareholders primarily through capital appreciation with a modest distribution yield.
Recent Developments in Our Business
Below are the key developments in our business since December 31, 2025:
On April 9, 2026, we completed the previously announced acquisition of Fosber, a global leader in advanced machinery and services for the corrugated packaging industry, for total consideration of approximately $950 million, of which the Corporation’s share of equity was $173 million for a 37% economic ownership interest in the business. We expect to account for our investment as an equity accounted investment.
On April 17, 2026, we reached an agreement to sell a 27% interest in our Australian asset manager and lender. The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory approvals.
On May 2, 2026, we entered into an agreement to invest in a newly-created standalone AI services platform, The OpenAI Deployment Company (“DeployCo”), established through a joint venture between OpenAI and a group of leading global investors. DeployCo is focused on providing AI deployment services to drive large-scale AI transformations for enterprise customers. Together with institutional partners, we expect to invest approximately $500 million of which our share is expected to be approximately $150 million.
Outlook
Our objective is to acquire market-leading industrial and services businesses for value, execute our operational improvement plans and opportunistically recycle capital to generate strong risk adjusted returns. We focus on increasing cashflows and compounding long-term value. We have established a proven track record of generating strong returns through buying good businesses at reasonable value and executing operational improvements to create sustainable value for our investors across cycles. Most of our global operations are market leaders, largely providing goods and services where they are sourced, and as a result, are not overly reliant on cross-border trade. As global trade policies continue to evolve and geopolitical tensions persist, we do not expect a material effect on our operations. Where there are effects, we anticipate we will be able to implement operational and commercial plans to mitigate the impacts. An overall higher inflationary environment could delay long-term investment decisions, impact growth and result in a more pronounced pullback in global demand. While we have seen the resiliency of our operations demonstrated through past cycles, we are working with all our management teams to ensure our businesses are well positioned in any economic environment.
Business services
Our residential mortgage insurer continues to benefit from resilient demand across our customers despite overall weaker Canadian housing fundamentals. The business is closely monitoring ongoing economic uncertainty and affordability pressures that are influencing housing demand and pricing. The business remains well capitalized to manage normalization of loss ratios toward long-term average levels and continues to generate strong cash flows.

Our dealer software and technology services operation continues to advance its platform modernization initiatives and remains focused on accelerating customer adoption of new product offerings. The business benefited from contractual annual price increases and targeted campaigns to increase long-term contract renewals.

Subsequent to quarter end, we reached an agreement to sell a 27% interest in La Trobe, our Australian asset manager and lender. The transaction is expected to close in the second half of 2026, subject to customary closing conditions and regulatory approvals. In addition, we signed an agreement to invest in a newly-created standalone AI services platform, The OpenAI Deployment Company (“DeployCo”), established through a joint venture between OpenAI and a group of leading global investors. Together with institutional partners, we expect to invest approximately $500 million of which our share is expected to be approximately $150 million.

10

Infrastructure services
Performance at our lottery services operation is benefiting from the ramp-up of recently secured contracts, including the launch of its U.K. digital service offering early this year, combined with growth of services to existing customers. The business is focused on executing commercial and cost optimization initiatives to improve margin.

Our modular building leasing services operation is continuing to be impacted by challenged end market conditions. Performance benefited from favorable foreign exchange movements and increased sales of value-added products and services. We are supporting the business to accelerate growth and operational initiatives and to support profitability in the current environment.

Industrials
Performance at our advanced energy storage operation continues to benefit from favorable mix due to the growing demand for higher margin advanced batteries. In March, the business received a cash tax refund of $1,044 million for tax benefits recorded in its fiscal 2025. The proceeds will support the execution of its planned multi-billion-dollar investment program in the U.S. designed to further strengthen domestic capabilities. These investments will improve product mix, reinforce supply-chain resilience, and position the business to meet growing demand for advanced energy storage solutions across transportation and adjacent end markets.

Our engineered components manufacturer has been focused on offsetting the impact of continued overall end market softness through recent commercial actions and increased margins. The business is well positioned to manage the current environment and execute on growing their market share.

Subsequent to quarter end, we completed the previously announced acquisition of Fosber, a global leader in advanced machinery and services for the corrugated packaging industry. Total consideration was approximately $950 million, of which our share of equity was $173 million for 37% economic interest in the business.
11

Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three months ended March 31, 2026 and 2025. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended March 31,
(US$ MILLIONS, except per share amounts)	2026	2025
Revenues	$6,436	$6,749
Direct operating costs	(5,126)	(5,402)
General and administrative expenses	(296)	(311)
Interest income (expense), net	(766)	(770)
Equity accounted income (loss)	11	(8)
Impairment reversal (expense), net	5	—
Gain (loss) on dispositions, net	—	214
Other income (expense), net	24	(83)
Income (loss) before income tax	288	389
Income tax (expense) recovery
Current	(110)	(197)
Deferred	38	64
Net income (loss)	$216	$256
Attributable to:
Class A shareholders (1)	$40	$80
Non-controlling interests attributable to:
Special shareholder (1)	—	—
Preferred securities	13	13
Interest of others in operating subsidiaries	163	163
	$216	$256
Basic and diluted earnings (loss) per Class A share (2)	$0.19	$0.38
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis.
(2)Average number of Class A Shares outstanding for the three months ended March 31, 2026 was 207.9 million (March 31, 2025: 215.6 million, adjusted for the Arrangement).
Comparison of the three months ended March 31, 2026 and 2025
For the three months ended March 31, 2026, net income was $216 million, with $40 million of net income attributable to Shareholders (income of $0.19 per Class A Share). For the three months ended March 31, 2025, net income was $256 million, with $80 million of net income attributable to Shareholders (income of $0.38 per Class A Share). The decrease was primarily due to a $214 million net gain recognized in prior period results from the disposition of our offshore oil services’ shuttle tanker operation in January 2025, combined with the impact of dispositions completed over the last twelve months.
12

Revenues
For the three months ended March 31, 2026, revenues decreased by $313 million to $6,436 million, compared to $6,749 million for the three months ended March 31, 2025. Revenues from our business services segment decreased by $446 million, primarily due to the deconsolidation of our healthcare services operation in May 2025, which reduced revenues by $441 million. Revenues from our infrastructure services segment increased by $24 million, primarily due to the impact of foreign exchange movements in our modular building leasing services and higher contributions from recently secured contracts in our lottery services operation, partially offset by the disposition of our offshore oil services’ shuttle tanker operation in January 2025. Revenues from our industrials segment increased by $109 million primarily due to solid performance at our advanced energy storage operation during the quarter driven by strong commercial execution and a continued mix shift towards higher margin advanced batteries, combined with a full quarter of contribution from our electric heat tracing systems manufacturer acquired in January 2025, partially offset by the deconsolidation of our returnable plastic packaging operation in July 2025.
Direct operating costs
For the three months ended March 31, 2026, direct operating costs decreased by $276 million to $5,126 million, compared to $5,402 million for the three months ended March 31, 2025. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025 and the deconsolidation of our returnable plastic packaging operation in July 2025, which reduced direct operating costs by $520 million. This is partially offset by increased costs due to inflation and lower tax benefits recognized during the period within our advanced energy storage operation.
General and administrative expenses
For the three months ended March 31, 2026, general and administrative expenses decreased by $15 million to $296 million, compared to $311 million for the three months ended March 31, 2025. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025.
Interest income (expense), net
For the three months ended March 31, 2026, net interest expense decreased by $4 million to $766 million, compared to $770 million for the three months ended March 31, 2025. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, partially offset by the impact of higher borrowings and interest rates in our fleet management and car rental services.
Gain (loss) on dispositions, net
For the three months ended March 31, 2026, there was $nil gain (loss) on dispositions, net compared to $214 million for the three months ended March 31, 2025 related to a gain recognized from the disposition of our offshore oil services’ shuttle tanker operation.
Other income (expense), net
For the three months ended March 31, 2026, net other income increased by $107 million to $24 million, compared to net other expense of $83 million for the three months ended March 31, 2025. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended March 31, 2026, the components of other income (expense), net include $84 million of gains on debt modification and extinguishment, $61 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, $2 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations, and $65 million of other expenses. For the three months ended March 31, 2025, the components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to vessel upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs, $7 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations, and $38 million of other expenses.
13

Income tax (expense) recovery
For the three months ended March 31, 2026, current income tax expense decreased by $87 million to $110 million, compared to $197 million for the three months ended March 31, 2025. The decrease in current income tax expense was primarily due to prior period results, which included non-recurring withholding taxes on a special distribution received from our advanced energy storage operation and transfer pricing adjustments within our dealer software and technology services operation, combined with the release of tax reserves at our advanced energy storage operation in the current period. Deferred income tax recovery decreased by $26 million to $38 million, compared to $64 million for the three months ended March 31, 2025. The decrease in deferred income tax recovery was primarily due to lower deferred tax asset recognition in the current period on tax losses and other tax attributes at our natural gas production operation and dealer software and technology services operation, combined with foreign exchange movement on deferred tax balances at our advanced energy storage operation. The decrease was partially offset by the derecognition of tax losses in our solar power solutions operation in the prior period.
14

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2026	2025				2024
(US$ MILLIONS, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$6,436	$7,094	$6,919	$6,695	$6,749	$7,427	$9,232	$11,946
Direct operating costs	(5,126)	(5,621)	(5,663)	(5,465)	(5,402)	(6,008)	(7,069)	(10,928)
General and administrative expenses	(296)	(291)	(278)	(271)	(311)	(324)	(319)	(307)
Interest income (expense), net	(766)	(784)	(784)	(801)	(770)	(752)	(778)	(778)
Equity accounted income (loss)	11	19	8	23	(8)	35	1	31
Impairment reversal (expense), net	5	(74)	—	(14)	—	(991)	—	—
Gain (loss) on dispositions, net	—	—	105	6	214	—	593	84
Other income (expense), net	24	(167)	(462)	(103)	(83)	(360)	(229)	(100)
Income (loss) before income tax	288	176	(155)	70	389	(973)	1,431	(52)
Income tax (expense) recovery
Current	(110)	(137)	(130)	(119)	(197)	(158)	(276)	(122)
Deferred	38	79	163	184	64	23	580	239
Net income (loss)	216	$118	$(122)	$135	$256	$(1,108)	$1,735	$65
Attributable to:
Class A shareholders (1)	$40	$(99)	$(59)	$26	$80	$(438)	$301	$(20)
Non-controlling interests attributable to:
Special shareholder (1)	—	95	—	—	—	—	—	—
Preferred securities	13	13	13	13	13	13	13	13
Interest of others in operating subsidiaries	163	109	(76)	96	163	(683)	1,421	72
	$216	$118	$(122)	$135	$256	$(1,108)	$1,735	$65
Basic and diluted earnings (loss) per Class A share (2)	$0.19	$(0.48)	$(0.28)	$0.12	$0.38	$(2.02)	$1.39	$(0.10)

____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis.
(2)Average number of Class A Shares outstanding for the three months ended March 31, 2026 was 207.9 million (March 31, 2025: 215.6 million, adjusted for the Arrangement).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. In addition, the demand for batteries at our advanced energy storage operation as well as electric heat management products and services at our electric heat tracing systems manufacturer is typically higher in the colder seasons. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
15

Review of Consolidated Financial Position
The following is a summary of the unaudited and audited consolidated statements of financial position as at March 31, 2026 and December 31, 2025, respectively:

			Change
(US$ MILLIONS)	March 31, 2026	December 31, 2025	March 31, 2026 vs December 31, 2025
Assets
Cash and cash equivalents	$4,524	$3,546	$978
Financial assets	13,389	12,483	906
Accounts and other receivable, net	7,060	7,725	(665)
Inventory and other assets	4,753	4,594	159
Property, plant and equipment	11,244	11,013	231
Deferred income tax assets	2,069	2,083	(14)
Intangible assets	18,282	18,513	(231)
Equity accounted investments	2,481	2,494	(13)
Goodwill	13,254	13,310	(56)
	$77,056	$75,761	$1,295
Liabilities and Equity
Liabilities
Accounts payable and other	$14,294	$14,188	$106
Corporate borrowings	1,485	1,325	160
Non-recourse borrowings in subsidiaries of the Corporation	43,269	42,424	845
Deferred income tax liabilities	2,488	2,513	(25)
	$61,536	$60,450	$1,086
Equity
Class A shareholders (1)	$5,480	$5,451	$29
Non-controlling interests attributable to:
Special shareholder (1)	—	—	—
Preferred securities	740	740	—
Interest of others in operating subsidiaries	9,300	9,120	180
	15,520	15,311	209
	$77,056	$75,761	$1,295
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis.
Financial assets
Financial assets increased by $906 million to $13,389 million as at March 31, 2026, compared to $12,483 million as at December 31, 2025. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets including $543 million of marketable securities within our corporate segment related to units in a Brookfield-managed evergreen private equity fund. The increase was primarily due to higher mortgage receivables at our Australian asset manager and lender as a result of higher activity and volumes.
16

The following table presents financial assets by segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
March 31, 2026	$12,453	$29	$362	$545	$13,389
December 31, 2025	$11,664	$27	$207	$585	$12,483
Accounts receivable, net
Accounts receivable, net decreased by $665 million to $7,060 million as at March 31, 2026, compared to $7,725 million as at December 31, 2025. The decrease was primarily due to the receipt of $1,044 million of tax benefits at our advanced energy storage operation, partially offset by an additional $241 million of tax benefits recorded at our advanced energy storage operation and the timing of billed receivables within our engineered components manufacturing operation.
Inventory and other assets
Inventory and other assets increased by $159 million to $4,753 million as at March 31, 2026, compared to $4,594 million as at December 31, 2025. The increase in inventory and other assets was primarily due to an increase in inventory driven by higher units on hand at our advanced energy storage operation, combined with the timing of prepaid expenses at our fleet management and car rental services.
Property, plant & equipment and intangible assets
PP&E increased by $231 million to $11,244 million as at March 31, 2026, compared to $11,013 million as at December 31, 2025. The increase was primarily due to growth capital expenditures within our offshore oil services which are contractually reimbursed, combined with the impact of foreign exchange movements of $69 million. The increase was partially offset by regular depreciation expense. As at March 31, 2026, PP&E included $793 million of right-of-use assets (December 31, 2025: $767 million).
Intangible assets decreased by $231 million to $18,282 million as at March 31, 2026, compared to $18,513 million as at December 31, 2025. The decrease was primarily due to regular amortization expense of $409 million during the period. This was partially offset by net additions of $85 million primarily at our water and wastewater operation and the impact of foreign exchange movements of $93 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to production costs associated with developing or enhancing proprietary technology as well as maintenance of computer and hosting equipment at our dealer software and technology services operation and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services which are contractually reimbursed by our customer, and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the three months ended March 31, 2026 were $207 million and $307 million, respectively (March 31, 2025: $177 million and $332 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities in the unaudited interim condensed consolidated statement of cash flows.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
17

Equity attributable to Shareholders
As at March 31, 2026, our capital structure comprised of three classes of shares: Class A Shares, Class B Shares, and Special Shares. Class A Shares and Class B Shares entitle the holders to receive dividends as declared by the Board and to vote on matters presented to shareholders. Holders of Class A Shares and Class B Shares hold an aggregate voting interest of 25% and 75%, respectively, in the Corporation. Special Shares provide the holder with certain economic entitlements, including incentive dividends based on 20% of the growth in market value of the Class A Shares quarter-over-quarter, but only after the market value exceeds the incentive dividend threshold. See Item 10.B, “Memorandum and Articles of Association - Description of our Share Capital” in our 2025 Annual Report.
During the first quarter of 2026, the volume-weighted average price per Class A Share was $33.80, which was below the current incentive dividend threshold of $33.81 per Class A Share, resulting in no incentive dividend for the quarter.
On August 15, 2025, the TSX accepted a notice filed by BBU of its intention to renew the normal course issuer bid for its LP Units. Under the normal course issuer bid of BBU, BBU and Brookfield Corporation were collectively authorized to repurchase up to 5% of BBU’s issued and outstanding LP Units as at August 8, 2025, or 4,441,425 LP Units, including up to 10,076 LP Units on the TSX during any trading day. During the period up to and including the date of the Arrangement on March 27, 2026, BBU repurchased 499,420 LP Units and Brookfield Corporation purchased 98,088 LP Units under BBU’s normal course issuer bid.

On August 15, 2025, the TSX accepted a notice filed by BBHC of its intention to renew its normal course issuer bid in respect of BBHC exchangeable shares (the “NCIB”). Under the NCIB, BBHC and Brookfield Corporation were collectively authorized to repurchase up to 5% of the issued and outstanding BBHC exchangeable shares as at August 8, 2025 or 3,499,836 BBHC exchangeable shares, including up to 11,100 BBHC exchangeable shares on the TSX during any trading day. During the period up to and including the date of the Arrangement on March 27, 2026, BBHC repurchased 891,240 BBHC exchangeable shares and Brookfield Corporation purchased 98,336 BBHC exchangeable shares under the NCIB.

Following the completion of the Arrangement on March 27, 2026, the NCIB became the normal course issuer bid of the Corporation. The Corporation and Brookfield Corporation are collectively authorized to repurchase up to 1,591,258 Class A Shares under the NCIB as of March 31, 2026. The price to be paid for our Class A Shares under the NCIB is the market price at the time of purchase or such other price as may be permitted. The actual number of Class A Shares to be purchased by the Corporation and the timing of such purchases will be determined by the Corporation and all purchases by the Corporation will be made through the facilities of the TSX and the NYSE or alternative trading systems in Canada and the United States. Following the date of the Arrangement and up to March 31, 2026, the Corporation and Brookfield Corporation did not repurchase any Class A Shares under the NCIB. Following the three months ended March 31, 2026 and up to the date of this MD&A, the Corporation repurchased 514,827 Class A Shares under the NCIB.
As at March 31, 2026 and December 31, 2025, the total number of Shares outstanding are as follows:

SHARES	March 31, 2026	December 31, 2025
Class A Shares (1)	207,007,465	208,398,125
Class B Shares (1)	4	4
Non-controlling interests:
Special Shares (1)	4	4
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, amounts previously attributable to GP Units, which were exchanged for Class B Shares, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis.
18

Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating Segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our unaudited interim condensed consolidated statements of operating results prepared using IFRS Accounting Standards. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the Corporation’s operations and that are one-time or non-recurring and not directly tied to the Corporation’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the Corporation’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the Corporation’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
The following table presents net income (loss), net income (loss) attributable to Shareholders and Adjusted EBITDA for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Net income (loss)	$216	$256

Net income (loss) attributable to Class A Shares (1)	$40	$80

Adjusted EBITDA	$582	$591
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis.
The following table presents Adjusted EFO per segment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Business services	$125	$117
Infrastructure services	22	166
Industrials	206	130
Corporate	(74)	(68)
19

Comparison of the three months ended March 31, 2026 and 2025
Net income attributable to Shareholders for the three months ended March 31, 2026 was $40 million, representing a decrease of $40 million compared to net income attributable to Shareholders of $80 million for the three months ended March 31, 2025.
Adjusted EBITDA for the three months ended March 31, 2026 was $582 million, representing a decrease of $9 million compared to $591 million for the three months ended March 31, 2025. Current period results included $67 million of tax benefits at our advanced energy storage operation and reflect the impact of lower ownership in three businesses following the partial sale of interests to a Brookfield-managed evergreen private equity fund. Prior period results included $72 million of tax benefits at our advanced energy storage operation and $51 million of contribution from acquired and disposed operations.
Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Adjusted EFO	$125	$117

Adjusted EBITDA	$208	$213
The following table presents equity attributable to Shareholders for our business services segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Total assets	$29,715	$28,578
Total liabilities	22,055	21,149

Interests of others in operating subsidiaries	3,863	3,751
Equity attributable to Shareholders	3,797	3,678
Total equity	$7,660	$7,429
Comparison of the three months ended March 31, 2026 and 2025
Adjusted EFO in our business services segment for the three months ended March 31, 2026 was $125 million, representing an increase of $8 million, compared to $117 million for the three months ended March 31, 2025. Current period results included a net gain of $9 million related to the partial redemption of units received following the sale of a partial interest in our dealer software and technology services operation to a Brookfield-managed evergreen fund in the prior year.
Adjusted EBITDA in our business services segment for the three months ended March 31, 2026 was $208 million, representing a decrease of $5 million, compared to $213 million for the three months ended March 31, 2025. The decrease was primarily due to the impact of the sale of a partial interest in our dealer software and technology services operation in July 2025 to a Brookfield-managed evergreen fund and the deconsolidation of our healthcare services operation in May 2025, partially offset by increased contribution from our fleet management and car rental services.
Our residential mortgage insurer contributed $65 million to Adjusted EBITDA for the three months ended March 31, 2026, compared to $61 million for the three months ended March 31, 2025. Performance continues to benefit from resilient demand across our customers, despite overall weaker Canadian housing fundamentals. Results during the quarter benefited from realized investment gains, partially offset by the expected normalization of losses on claims and slower revenue recognition due to revised home price forecasts.
Our dealer software and technology services operation contributed $34 million of Adjusted EBITDA for the three months ended March 31, 2026, compared to $49 million for the three months ended March 31, 2025. Results reflected an impact of $13 million related to the sale of a partial interest in the business in July 2025 to a Brookfield-managed evergreen fund. Current period results benefited from contractual annual price increases and reflect the ongoing impact of technology modernization costs and customer retention.
20

Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Adjusted EFO	$22	$166

Adjusted EBITDA	$90	$104
The following table presents equity attributable to Shareholders for our infrastructure services segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Total assets	$16,341	$16,270
Total liabilities	11,214	11,033

Interests of others in operating subsidiaries	2,151	2,213
Equity attributable to Shareholders	2,976	3,024
Total equity	$5,127	$5,237
Comparison of the three months ended March 31, 2026 and 2025
Adjusted EFO in our infrastructure services segment for the three months ended March 31, 2026 was $22 million, representing a decrease of $144 million, compared to $166 million for the three months ended March 31, 2025. Prior period results included a $114 million net gain recognized on the disposition of our offshore oil services’ shuttle tanker operation in January 2025.
Adjusted EBITDA in our infrastructure services segment for the three months ended March 31, 2026 was $90 million, representing a decrease of $14 million, compared to $104 million for the three months ended March 31, 2025. Current period results included an impact of $5 million related to the sale of a partial interest in our work access services operation in July 2025 to a Brookfield-managed evergreen fund. Prior period results included contribution from our offshore oil services’ shuttle tanker operation which was sold in January 2025.
Our modular building leasing services operation contributed $35 million to Adjusted EBITDA for the three months ended March 31, 2026, compared to $36 million for the three months ended March 31, 2025. Performance benefited from favorable foreign exchange movements and increased sales of value-added products and services, offset by continued challenging end market conditions.
Our lottery services operation contributed $34 million to Adjusted EBITDA for the three months ended March 31, 2026, compared to $33 million for the three months ended March 31, 2025. Results increased compared to the prior period driven by higher contribution from the ramp-up of recently secured contracts, international terminal deployments and growth in services to existing customers.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Adjusted EFO	$206	$130

Adjusted EBITDA	$320	$304
21

The following table presents equity attributable to Shareholders for our industrials segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Total assets	$30,052	$29,914
Total liabilities	23,554	23,623

Interests of others in operating subsidiaries	3,286	3,156
Equity attributable to Shareholders	3,212	3,135
Total equity	$6,498	$6,291
Comparison of the three months ended March 31, 2026 and 2025
Adjusted EFO in our industrials segment for the three months ended March 31, 2026 was $206 million, representing an increase of $76 million, compared to $130 million for the three months ended March 31, 2025. Current period results benefited from lower current income tax expense due to withholding tax incurred in the prior period relating to a special distribution to owners from our advanced energy storage operation, combined with lower interest expense as a result of reduced borrowings at our advanced energy storage operation.
Adjusted EBITDA in our industrials segment for the three months ended March 31, 2026 was $320 million, representing an increase of $16 million, compared to $304 million for the three months ended March 31, 2025. The increase was primarily driven by a full quarter of contributions from our electric heat tracing systems manufacturer acquired in January 2025 and contributions from our specialty consumables and equipment manufacturer acquired in May 2025, partially offset by the impact of the sale of a partial interest in our engineered components manufacturing operation in July 2025.
Our advanced energy storage operation contributed $234 million to Adjusted EBITDA for the three months ended March 31, 2026, compared to $233 million for the three months ended March 31, 2025. Current period results benefited from strong commercial execution and a growing mix of higher-margin advanced batteries, which more than offset the impact of lower overall volumes primarily due to the timing of aftermarket orders and general softness in the original equipment manufacturing channel.
Our engineered components manufacturing operation contributed $21 million to Adjusted EBITDA for the three months ended March 31, 2026, compared to $30 million for the three months ended March 31, 2025. Current period results included an $11 million reduction in contributions attributable to the sale of a partial interest in the business in July 2025 to a Brookfield-managed evergreen fund. Excluding this impact, Adjusted EBITDA increased compared to the prior period, benefiting from recent commercial wins, improved margins and favorable foreign exchange movements, despite overall weak end market conditions.
Corporate
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate segment for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Adjusted EFO	$(74)	$(68)

Adjusted EBITDA	$(36)	$(30)
22

The following table presents equity attributable to Shareholders for our corporate segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Total assets	$948	$999
Total liabilities	4,713	4,645

Equity attributable to preferred securities	740	740
Equity attributable to Shareholders	(4,505)	(4,386)
Total equity	$(3,765)	$(3,646)
Pursuant to our Master Services Agreement, we pay Brookfield a base management fee equal to 0.3125% quarterly (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the three months ended March 31, 2026 were $29 million, compared to $21 million for the three months ended March 31, 2025. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included higher general and administrative costs due to higher management fees.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our unaudited interim condensed consolidated statements of operating results prepared using IFRS Accounting Standards, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, employee incentive payments linked to the realization of value at the Corporation’s operations, non-recurring and one-time provisions that may occur from time to time at one of the Corporation’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our unaudited interim condensed consolidated statements of operating results prepared using IFRS Accounting Standards. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our results prepared using IFRS Accounting Standards, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported using IFRS Accounting Standards. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
23

Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three months ended March 31, 2026:

	Three Months Ended March 31, 2026
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$110	$(131)	$287	$(50)	$216

Add or subtract the following:
Depreciation and amortization expense	192	178	390	—	760
Impairment reversal (expense), net	—	(5)	—	—	(5)
Other income (expense), net (1)	(48)	13	6	5	(24)
Income tax (expense) recovery	39	5	43	(15)	72
Equity accounted income (loss)	(8)	(2)	(1)	—	(11)
Interest income (expense), net	220	152	370	24	766
Equity accounted Adjusted EBITDA (2)	33	28	26	—	87
Amounts attributable to non-controlling interests (3)	(330)	(148)	(801)	—	(1,279)
Adjusted EBITDA	$208	$90	$320	$(36)	$582
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $84 million of gains on debt modification and extinguishment, $61 million of net revaluation gains, $50 million of business separation expenses, stand-up costs and restructuring charges, $4 million of transaction costs, $2 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations, and $65 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
24

The following tables reconcile Adjusted EBITDA to net income (loss) for the three months ended March 31, 2025:

	Three Months Ended March 31, 2025
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate	Total
Net income (loss)	$—	$156	$145	$(45)	$256

Add back or deduct the following:
Depreciation and amortization expense	222	165	343	—	730
Gain (loss) on dispositions, net	—	(214)	—	—	(214)
Other income (expense), net (1)	68	(79)	93	1	83
Income tax (expense) recovery	18	25	101	(11)	133
Equity accounted income (loss)	(3)	26	(15)	—	8
Interest income (expense), net	230	149	366	25	770
Equity accounted Adjusted EBITDA (2)	24	33	15	—	72
Amounts attributable to non-controlling interests (3)	(346)	(157)	(744)	—	(1,247)
Adjusted EBITDA	$213	$104	$304	$(30)	$591
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $125 million of gains recorded at our offshore oil services due to vessel upgrades and unrealized gains recorded on reclassification of property, plant and equipment to finance leases, $78 million of business separation expenses, stand-up costs and restructuring charges, $50 million of net revaluation losses, $35 million of transaction costs, $7 million of expenses related to expected employee incentive payments linked to the eventual realization of value at the Corporation's operations and $38 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Corporation that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

Discussion of Reconciling Items
Comparison of the three months ended March 31, 2026 and 2025
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is primarily related to the amortization of intangible assets at our modular building leasing services and our lottery services operation and the depreciation of vessels at our offshore oil services operation. Depreciation and amortization expense in our business services segment is primarily related to amortization of intangible assets at our dealer software and technology services operation and fleet management and car rental services. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangible assets at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased by $30 million to $760 million for the three months ended March 31, 2026 compared to $730 million for the three months ended March 31, 2025. The increase was primarily due to higher depreciation expense at our advanced energy storage operation, partially offset by the impact of the deconsolidation of our healthcare services operation in May 2025.
Income tax (expense) recovery, net was a net income tax recovery of $72 million for the three months ended March 31, 2026 compared to $133 million for the three months ended March 31, 2025. The decrease was primarily due to the derecognition of tax losses at our solar power solutions operation in the prior period, non-recurring withholding taxes on a special distribution received from our advanced energy storage operation in the prior period, and the release of tax reserves at our advanced energy storage operation in the current period. The decrease is partially offset by lower deferred income tax recovery in the current period at our dealer software and technology services operation and natural gas production operation due to lower deferred tax asset recognition on tax losses and other tax attributes.
25

Interest expense, net decreased by $4 million to $766 million for the three months ended March 31, 2026 compared to $770 million for the three months ended March 31, 2025. The decrease was primarily due to the deconsolidation of our healthcare services operation in May 2025, partially offset by the impact of higher borrowings and interest rates in our fleet management and car rental services.
Amounts attributable to non-controlling interests increased by $32 million to $1,279 million for the three months ended March 31, 2026 compared to $1,247 million for the three months ended March 31, 2025. The increase in amounts attributable to non-controlling interests was primarily due to higher net gains on disposition in the prior period, combined with lower tax benefits recognized in the current period at our advanced energy storage operation.
The following table reconciles equity attributable to Class A Shares, Class B Shares and Special Shares to equity attributable to Shareholders for the periods indicated:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Class A shares (1)	$5,480	$5,451
Class B shares (1)	—	—
Non-controlling interests attributable to:
Special shares (1)	—	—
Equity attributable to Shareholders	$5,480	$5,451
____________________________________
(1)For the periods prior to the completion of the Arrangement on March 27, 2026, reflects amounts previously attributable to LP Units, Redemption-Exchange Units and BBHC exchangeable shares, which were exchanged for Class A Shares on a one-for-one basis, amounts previously attributable to GP Units, which were exchanged for Class B Shares, and amounts previously attributable to Special LP Units, which were exchanged for Special Shares on a one-for-one basis.
The following table is a summary of our equity attributable to Shareholders by segment as at March 31, 2026 and December 31, 2025. This is determined based on the Corporation’s economic ownership interest in the equity within each operating company. The Corporation’s economic ownership interest in the equity within each operating company excludes amounts attributable to non-controlling interests consistent with how the Corporation determines the carrying value of equity in its unaudited interim condensed consolidated statements of financial position. Equity attributable to Shareholders reconciles to Class A Shares, Class B Shares and Special Shares in the unaudited interim condensed consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate	Total
March 31, 2026	$3,797	$2,976	$3,212	$(4,505)	$5,480
December 31, 2025	$3,678	$3,024	$3,135	$(4,386)	$5,451
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
26

The following table presents non-recourse borrowings in subsidiaries of the Corporation by segment as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
March 31, 2026	$15,789	$8,621	$18,859	$43,269
December 31, 2025	$14,959	$8,670	$18,795	$42,424
As at March 31, 2026, the Corporation had non-recourse borrowings in subsidiaries of $43,269 million compared to $42,424 million as at December 31, 2025. Non-recourse borrowings in subsidiaries of the Corporation comprised the following:

(US$ MILLIONS)	March 31, 2026	December 31, 2025
Term loans	$21,862	$21,852
Notes and debentures	13,111	13,073
Credit facilities (1)	3,883	3,714
Securitization program (2)	3,118	2,528
Project financing	1,295	1,257
Total non-recourse borrowings in subsidiaries of the Corporation	$43,269	$42,424
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The Corporation has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the Corporation’s operating businesses totaled $43,269 million as at March 31, 2026, compared to $42,424 million as at December 31, 2025. The increase of $845 million was primarily due to increased borrowings to fund growth in mortgage investments and financial asset securities at our Australian asset manager and lender.
We principally finance our assets at the operating company level with debt that is non-recourse to both the Corporation and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 55 years. The weighted average maturity of total borrowings as at March 31, 2026 was 5.9 years and the weighted average interest rate on debt outstanding was 7.3%, including the impact of hedges. Approximately 68% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at March 31, 2026, we had $44,754 million in borrowings with an additional capacity of $8,957 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage ratios, leverage ratios and minimum equity or liquidity covenants. As at March 31, 2026, the Corporation’s operations were in compliance with all material covenant requirements and we continue to work with our businesses to monitor performance against such covenant requirements.
The Corporation has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA or BBSY rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2030, and the Corporation had $860 million available as at March 31, 2026.
27

The Corporation also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the Corporation. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, CORRA, base rate or prime rate loans. The credit facility bears interest at the specified SOFR or CORRA rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2031, subject to automatic one year extensions occurring on April 27 of each year unless Brookfield provides written notice of its intention not to further extend their prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on May 7, 2027. As at March 31, 2026, the revolving acquisition credit facility remains undrawn.
The Corporation also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with the Corporation. Any deposit balance due to the Corporation is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at March 31, 2026, the amount of the deposit from Brookfield was $nil (December 31, 2025: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2025: $nil).
Brookfield has a commitment agreement with the Corporation to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the Corporation. The preferred securities are redeemable at the option of Brookfield to the extent the Corporation completes asset sales, financings or equity issuances. As at March 31, 2026, the amount subscribed from subsidiaries of the Corporation was $725 million (December 31, 2025: $725 million) with an annual dividend of 7%. The remaining capacity available on the commitment agreement with Brookfield is $25 million, expiring on December 31, 2026. For the three months ended March 31, 2026, distributions of $13 million have been declared on the perpetual preferred equity securities (March 31, 2025: $13 million).
The table below outlines the Corporation’s consolidated net debt-to-capital as at March 31, 2026 and December 31, 2025:

(US$ MILLIONS, except as noted)	March 31, 2026	December 31, 2025
Corporate borrowings	$1,485	$1,325
Non-recourse borrowings in subsidiaries of the Corporation	43,269	42,424
Cash and cash equivalents	(4,524)	(3,546)
Net debt	$40,230	$40,203
Total equity	15,520	15,311
Total capital and net debt	$55,750	$55,514
Net debt-to-capitalization ratio	72%	72%
The Corporation has implemented a dividend policy pursuant to which we intend to pay quarterly cash dividends in an initial amount currently anticipated to be approximately $0.25 per Class A Share on an annualized basis. On May 7, 2026, the Board of Directors declared a quarterly dividend in the amount of $0.0625 per Class A Share payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026.
During the first quarter of 2026, the volume-weighted average price was $33.80 per Share, which was below the current incentive dividend threshold of $33.81 per Share, resulting in no incentive dividend for the quarter (March 31, 2025: $nil).
28

Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at March 31, 2026, we had cash and cash equivalents of $4,524 million, compared to $3,546 million as at December 31, 2025. The net cash flows for the three months ended March 31, 2026 and March 31, 2025 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2026	2025
Cash flows provided by (used in) operating activities	$765	$815
Cash flows provided by (used in) financing activities	625	757
Cash flows provided by (used in) investing activities	(465)	(1,454)
Impact of foreign exchange on cash	53	88
Net change in cash classified within assets held for sale	—	(3)
Change in cash and cash equivalents	$978	$203
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the three months ended March 31, 2026 was $765 million compared to cash flow provided by operating activities of $815 million for the three months ended March 31, 2025. Net of non-cash working capital changes, cash flow provided by operating activities was $882 million for the three months ended March 31, 2026, primarily attributable to cash generated by our advanced energy storage operation, our residential mortgage insurer and dealer software and technology services operation.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $625 million for the three months ended March 31, 2026, compared to total cash flow provided by financing activities of $757 million for the three months ended March 31, 2025. During the three months ended March 31, 2026, our financing activities included net proceeds from non-recourse subsidiary borrowings of the Corporation of $768 million, primarily attributable to our Australian asset manager and lender, combined with net proceeds from corporate borrowings of $160 million. This was partially offset by $205 million of distributions and capital paid to others who have interests in operating subsidiaries, primarily related to dividend distributions at our electric heat tracing systems manufacturer and residential mortgage insurer, combined with a distribution to the Special shareholder of $95 million.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $465 million for the three months ended March 31, 2026, compared to total cash flow used in investing activities of $1,454 million for the three months ended March 31, 2025. Cash flows used in investing activities were primarily related to capital expenditures for property, plant and equipment and intangible assets of $489 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer, as well as at our advanced energy storage operation.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2026, the total outstanding amount was approximately $1.9 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The Corporation does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
29

In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. For example, in our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. In addition, our dealer software and technology services operation has become subject to several class action lawsuits in connection with a cybersecurity incident in 2024. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
Contractual Obligations
An integral part of the Corporation’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the Corporation’s investment mandate. In the normal course of business, the Corporation has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at March 31, 2026:

	Payments as at March 31, 2026
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$45,281	$1,639	$3,954	$24,071	$15,617
Lease liabilities	942	225	198	266	253
Interest expense	15,315	2,844	2,897	5,111	4,463
Decommissioning liabilities	778	5	6	25	742
Pension obligations	357	28	28	84	217
Commitments for capital expenditure (1)	486	411	26	49	—
Total	$63,159	$5,152	$7,109	$29,606	$21,292
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(1)Includes approximately $380 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the Corporation. The Corporation’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
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The following table presents a summary as at March 31, 2026 of our Shareholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Shareholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$825	$830	$615	$629	$826	$141	$1,614
FX Contracts – US$	(602)	(403)	—	—	(33)	(56)	—
As at March 31, 2026, approximately 24% of our Shareholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see BBU’s material accounting policy information contained in Note 2 of BBU’s annual audited consolidated financial statements as at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.
Impact of tax legislation
(i)U.S. legislation for domestic energy production and manufacturing
On August 16, 2022, the United States enacted laws providing incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim tax benefits. The tax benefits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030. For qualified business activities in the Corporation’s advanced energy storage operation beginning in its fiscal year 2024, these tax benefits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20. IAS 20 permits a policy choice to present benefits of a similar nature as income or an offset to a related expense. The Corporation has elected to present these benefits as a reduction to direct operating costs. For the three months ended March 31, 2026, the Corporation recorded a benefit of $241 million (March 31, 2025: $259 million).
Controls and procedures
No change in our internal control over financial reporting occurred during the three months ended March 31, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
New accounting policies adopted
(i)Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent feature, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The Corporation adopted these amendments on January 1, 2026 and the adoption did not have a material impact on the Corporation’s unaudited interim condensed consolidated financial statements.
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Future changes in accounting policies
(i)IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 aims to improve financial reporting by requiring additional defined subtotals in the statement of profit or loss, requiring disclosures about management-defined performance measures, and adding new principles for the aggregation and disaggregation of items. The Corporation is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS Accounting Standards with expected material impacts on the Corporation.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS CORPORATION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
BROOKFIELD BUSINESS CORPORATION UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT MARCH 31, 2026 AND DECEMBER 31, 2025 AND FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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